UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TPB Acquisition Corporation I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G8990L101

(CUSIP Number)

August 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G8990L101

1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,732,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,732,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON OO

(1)

Spring Creek Capital, LLC purchased 1,732,500 units (the “Units”) from the Issuer in the Issuer’s initial public offering. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant.

CUSIP: G8990L101

1	NAMES OF REPORTING PERSONS SCC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,732,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,732,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON OO

(1)

Represents 1,732,500 Units held by Spring Creek Capital, LLC, each of which consists of one Class A ordinary share and one-third of one redeemable warrant. These Issuer securities may be deemed to be beneficially owned by SCC Holdings, LLC by virtue of its 100% ownership of Spring Creek Capital, LLC.

CUSIP: G8990L101

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,732,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,732,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON CO

(1)

Represents 1,732,500 Units held by Spring Creek Capital, LLC, each of which consists of one Class A ordinary share and one-third of one redeemable warrant. These Issuer securities may be deemed to be beneficially owned by virtue of Koch Industries, Inc.’s indirect ownership of Spring Creek Capital, LLC.

CUSIP: G8990L101

Item 1(a).	Name of Issuer: TPB Acquisition Corporation I (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Officers: 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129

Item 2(a).	Name of Person Filing:

Spring Creek Capital, LLC (“Spring Creek”)

SCC Holdings, LLC (“SCC Holdings”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value $0.0001 per share (“Public Shares”).

Item 2(e).	CUSIP No.: G8990L101.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 18,036,299 Public Shares outstanding as of August 17, 2021, as reported in the Form 8-K filed by the Issuer on August 16, 2021 and based upon the 17,500,000 Units sold by the Issuer in the Issuer’s initial public offering and the 536,299 additional Units purchased by the underwriters of the Issuer’s initial public offering in partial-exercise of their over-allotment option. Each Unit consists of one Public Share and one-third of one redeemable warrant.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Spring Creek is 100% owned by SCC Holdings and SCC Holdings is 100% owned by Koch Industries.

Koch Industries and SCC Holdings may be deemed to beneficially own the Public Shares held by Spring Creek by virtue of Koch Industries’ ownership of SCC Holdings and SCC Holdings’ ownership of Spring Creek. The filing of this Schedule 13G shall not be construed as an admission that either SCC Holdings or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

CUSIP: G8990L101

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: G8990L101

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

Spring Creek Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP: G8990L101

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement